File No. 1-1401









                                   FORM U-3A-2





                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.





                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                    UNDER RULE U-3A-2 FROM PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935









                               PECO Energy Company
                                (Name of Company)

                      For the Year Ended December 31, 1997

                               PECO Energy Company
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted.

     1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF.

         Incorporated in Pennsylvania in 1929, PECO Energy Company (Company) provides retail electric and natural gas service in southeastern Pennsylvania and, through pilot programs, natural gas service to areas in Maryland and New Jersey. The Company also engages in the wholesale marketing of electricity on a national basis and participates in joint ventures which provide telecommunication services in the Philadelphia area.

         The Company's traditional retail service territory covers 2,107 square miles. Electric service is furnished to an area of 1,972 square miles with a population of about 3.6 million, including 1.6 million in the City of Philadelphia. Approximately 94% of the retail electric service area and 64% of retail kilowatthour (kWh) sales are in the suburbs around Philadelphia, and 6% of the retail service area and 36% of such sales are in the City of Philadelphia. Natural gas service is supplied in a 1,475-square-mile area of southeastern Pennsylvania adjacent to Philadelphia with a population of 1.9 million. Through Horizon Energy, a wholly owned subsidiary of the Company, and PECO Energy/EnergyOne, a franchised energy products brand, the Company participates in Pennsylvania's competition pilot program.

         Of the total electric and gas business done by Claimant and its subsidiaries in 1997, the predominant portion was done directly by Claimant as indicated in the following:

                                   Claimant after
                                   eliminating              Claimant and
                                   inter-Company            subsidiaries
                                   transactions             consolidated

Operating Revenue
   Electric & Gas                  $4,617,902,824           $4,643,718,149
Electric Sales -
   MKWH (Gross)                        63,857,000               65,401,180
Electric Customers -
   December 31                          1,482,405                1,482,405
Gas Sales -
   MCF (Natural Gas)                   54,994,523 (1)           54,994,523 (1)
Gas Customers -
   December 31                            405,142                  405,142

(1)      Claimant also transported 30,412,316 MCF of gas for its gas customers.

Following is a list of the subsidiary companies of Claimant, and of their States of organization, together with a description of the location and nature of their business:

PECO Energy Power Company - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
         This company, a wholly owned subsidiary of Claimant and a registered holding company, together with its wholly owned subsidiary, The Susquehanna Power Company, owns the Conowingo Hydroelectric Project (Conowingo Project), which was constructed under a federal license dated February 20, 1926, issued by the Federal Power Commission under the Federal Water Power Act of 1920. The original license expired in 1976 after its 50-year term was completed. Subsequently, the Company was issued annual licenses pending Federal Energy Regulatory Commission
         (FERC) action on the application for a new license. The new license was issued August 14, 1980 and will expire September 1, 2014. PECO Energy Power Company owns that portion of the project located in Pennsylvania, and its portion of the transmission line is leased to and operated by Claimant.

Susquehanna Power Company - Incorporated in Maryland
         2569 Shures Landing Road, Darlington, MD
         Owns that portion of the Conowingo Project located in Maryland. This property is leased to and operated by The Susquehanna Electric Company, a wholly owned subsidiary of Claimant.

The Proprietors of the Susquehanna Canal - Incorporated in Maryland
         Inactive.

Susquehanna Electric Company - Incorporated in Maryland
         2569 Shures Landing Road, Darlington, MD
         Operates the Maryland portion of Conowingo Project. It sells most of the energy produced to Claimant.

Eastern Pennsylvania Development Company (EPDC) - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
         The Company's sole function is to act as a holding company for Adwin Realty Company and Energy Performance Services, Inc.

Adwin Equipment Company (AEC) - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
         This company is a wholly owned subsidiary of PECO Energy Company and is primarily engaged in electrical distribution equipment rental, and owns a 50% managing partnership interest in a co-generation plant.

Adwin (Schuylkill) Cogeneration, Inc. - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
         Special purpose corporation which holds a 33.3% interest in the Grays Ferry Cogeneration Project.

Adwin Realty Company (ARC) - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
         This company is a wholly owned subsidiary of EPDC and is engaged in real estate development.

Eastern Pennsylvania Exploration Company (EPEC) - Incorporated in Pennsylvania
         Pending dissolution. Ceased operations as of October 31, 1997 and is in the process of winding up. This wholly owned subsidiary of Claimant is a partner with one or more subsidiaries of other utility companies in a joint venture originally engaged in natural gas exploration and drilling. EPEC no longer participates in new drilling and exploration programs. All gas production, as well as oil and gas liquids are sold where they are produced. The area of production is the Gulf Coast, both on shore and in state water, but excluding federal waters.

Energy Performance Services, Inc. (EPS) - Incorporated In Pennsylvania
         2003 Renaissance Blvd., King of Prussia, PA
         EPS is 92% owned by EPDC and is engaged in providing engineering, construction and management services to industrial, commercial and institutional customers, worldwide. EPS has four majority owned subsidiaries, Energy Performance Services (EPS/Canada),Inc., EPS CR. sr., a Czech Republic limited liability company, EPS Portugal and EPS Chile.

PECO Energy Capital LP (PECLP) - Incorporated in Delaware 1013 Center Road, Wilmington, DE
         PECLP exists for the sole purpose of issuing partner interests represented by the Claimant's Series A, B and C Preferred Securities.

PECO Energy Capital Corp (PECC) - Incorporated in Delaware 1013 Center Road, Wilmington, DE PECC is the General Partner of PECLP.

Horizon Energy Company (formerly known as PECO Gas Supply Company) -
         Incorporated in Pennsylvania
         965 Chesterbrook Blvd, 62-2, Wayne, PA 19087
         This wholly owned subsidiary of the Claimant is engaged in the purchase and sale of electricity and natural gas.

PECO Wireless, Inc. - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
         This wholly owned subsidiary of the Claimant owns 49% of AT&T Wireless PCS of Philadelphia, LLC, formed to offer personal communication services in the Philadelphia Major Trading Area.

Exelon Corporation - Incorporated in Pennsylvania
         2600 Monroe Blvd., Norristown, PA 19403
         This wholly owned subsidiary of the Claimant is engaged in providing operation management and consulting services for energy generation equipment and plants.

Energy Trading Company - Incorporated in Delaware
         1013 Centre Road, Wilmington, DE
         This wholly owned subsidiary of the Claimant is engaged in developing and marketing electronic commerce software to facilitate barter trading via the internet.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND
DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

CLAIMANT TOGETHER WITH ITS PUBLIC UTILITY SUBSIDIARIES

The properties of Claimant and PECO Energy Power Company are located within Pennsylvania, except that the Claimant holds a 42.59 percent ownership interest in certain generating facilities located in Salem, NJ which presently consist of 942 megawatts of nuclear and 16 megawatts of gas turbine generation as of December 31, 1997. Claimant is also joint operator of a reservoir located near Phillipsburg, NJ. The properties of Claimant's other public utility subsidiaries are located wholly within Maryland. The location of the principal electric generating plants, electric and gas transmission and distribution facilities, including all transmission or pipelines which deliver or receive electric energy or gas at state borders, with the exception of the jointly owned Keystone and Conemaugh minemouth electric generating stations located near Johnstown, PA, and the Salem plant.

The following information, unless otherwise indicated, is as of December 31, 1997:

The electric facilities of Claimant and its subsidiaries with a total net summer capacity of 9,204 net megawatts, include seventeen generating stations of which 2,877 megawatts are fossil-fired steam; 845 megawatts are internal combustion; 1,392 megawatts are hydro; and 4,090 megawatts are nuclear. The seventeen generating stations are interconnected through transmission lines, substations and related facilities.

The electric facilities of Claimant also include 87,234 conductor miles of transmission, distribution and street lighting lines serving 1,583,005 electric meters installed on customers' premises. Additional bulk power capacity is available to Claimant through the PJM Interconnection, L.L.C. among the properties of Claimant, Pennsylvania Power & Light Company, Public Service Electric and Gas Company, Baltimore Gas and Electric Company, Pennsylvania Electric Company, Metropolitan Edison Company, Jersey Central Power & Light Company, Potomac Electric Power Company, Atlantic Electric Company and Delmarva Power and Light Company. The maximum peak load (hourly demand) for the calendar year 1997, on the facilities of Claimant and subsidiaries was 7,390 megawatts which occurred on July 16, 1997.

The electricity generating plants of Claimant and subsidiary companies at December 31, 1997 are as follows:

                                                        NET SUMMER
NAME OF PLANT        LOCATION               TYPE (A)    CAPACITY -
 CLAIMANT                                               MEGAWATTS
Chester              Chester, PA on
                      Delaware River        G           39.0
Cromby               Phoenixville on
                      Schuylkill River      S, G, I    347.7
Delaware             Central Philadelphia
                      on Delaware River     S, G, I    312.7
Richmond             Northeast Philadelphia
                      on Delaware River     G           96.0
Schuylkill           Central Philadelphia
                      on Schuylkill River   S, G, I    200.8
Southwark            Southeast Philadelphia
                      on Delaware River     G           54.0
Eddystone            Eddystone, PA on
                      Delaware River        S, G     1,405.0
Peach Bottom Atomic  Near Delta, PA on
 Power Station        Susquehanna Riv       N          928.0
Keystone             Near Johnstown, PA     M, I       359.3
Muddy Run            13 miles up-stream
                      from Conowingo Dam on
                      the Susquehanna Riv.  HP         880.0
Conemaugh            Near Johnstown, PA     M, I       354.3
Moser Substation     Pottstown, PA          G           48.0
Falls Substation     Falls Twp. PA          G           50.0
Salem Gen. Station   Salem Co., NJ          N, G       958.0
Croydon              Bristol Twp., PA       G          373.0
Limerick             Limerick Twp.,
                      Montgomery Co., PA    N         2,220.0
Fairless Hill        Falls Twp., PA         G            60.0
Pennsbury            Falls Twp., PA         G             6.0
                                                      -------
     Total for Claimant's Stations                    8,691.8
PECO ENERGY POWER COMPANY
SUSQUEHANNA POWER COMPANY
Conowingo                       Near Conowingo, MD,
                                 on Susquehanna River   H           512.0
                                                                  -------
     Total for Claimant and Subsidiaries                          9,203.8
                                                                  =======

(A)      G = Gas Turbine
         S = Steam Turbine
         I = Internal Combustion
         N = Nuclear
         M = Mine-mouth, steam turbine
         HP= Hydro-Pumped Storage
         H = Hydro

The following summary shows the relationship of the principal properties by Claimant to those owned by subsidiaries,

                             OWNED BY        OWNED BY
ELECTRIC PROPERTIES          CLAIMANT        SUBSIDIARIES     TOTAL

 Generating Capacity (MW)         8,692       512                  9,204
 Substation Transformer
  Capacity (KVA)             34,877,382       -0-             34,877,382

 Transmission and
  Distribution Lines -
  Conductor Mile                 87,140        94                 87,234

GAS PROPERTIES

 Liquefied Natural Gas
  Storage Capacity (MCF)      1,200,000       -0-              1,200,000
  Max. Daily Sendout
   (MCF/Day)                    157,000       -0-                157,000

 Propane-Air
  Storage Capacity
   (Gallons)                  1,980,000       -0-              1,980,000
  Max. Daily Sendout
   (MCF/Day)                     25,000       -0-                 25,000
  Distribution Main
   (Miles)                        5,458       -0-                  5,458

In addition to the electric generating plants described above, Claimant owns 87,234 conductor miles of transmission and distribution lines including 891 conductor miles of 500,000 volts, 1,634 conductor miles of 220,000 volts, 15 conductor miles of 132,000 volts, 570 conductor miles of 66,000 volts, 46,846 conductor miles of 33,000, 13,000 and 4,000 volts, and 37,278 conductor miles of 220-110 volts.

Claimant owns and operates 431 substations with a total installed capacity of 34,877,382 KVA in transformer equipment and 123,000 KW in 25 cycle frequency converter equipment.

The capacities used in this statement are nameplate ratings, except where limited by associated equipment or operating conditions, in which case the limited capacity is used.

Claimant's transmission lines make five connections with Public Service Electric and Gas Company (New Jersey) at the Pennsylvania-New Jersey line: two near New Hope, Pennsylvania, one at Biles Island on the Delaware River near Morrisville, Pennsylvania, one near Bristol, Pennsylvania and one on the Pennsylvania Railroad Company bridge extending between Philadelphia, Pennsylvania and Camden, New Jersey. Claimant's lines also connect with those of Delmarva Power and Light Company at the Pennsylvania-Delaware line near Naamans, Pennsylvania and at the Pennsylvania-Maryland state line near Pleasant Grove, Pennsylvania. Connection is also made with the Atlantic City Electric Company at the Pennsylvania-New Jersey state line in Chester, Pennsylvania. Two connections are made with the Baltimore Gas and Electric Company transmission line at the Pennsylvania-Maryland state line near Delta, Pennsylvania. Connection also is made with Susquehanna Power Company, a subsidiary of the Claimant, at the Pennsylvania-Maryland state line near Goat Hill, Pennsylvania by the transmission lines which the Claimant leases from its subsidiary, PECO Energy Power Company. A line of PECO Energy Company connects with a line of Susquehanna Power Company at the Pennsylvania-Maryland state line near Slate Hill, Pennsylvania. Finally, Claimant is interconnected with PP&L, Inc. near Towamencin and Elroy, Pennsylvania. Provision of open access transmission service over these lines and all the transmission lines of the Claimant has been delegated to an independent system operator.

GAS PLANTS

Claimant  owns and operates the  following  gate  stations  where natural gas is received from suppliers:
                                   TRANS
                       TEX.EAST    CONT.       LNG            PROPANE/AIR
STATION                MTR STAT.   MTR STAT.   FACILITIES     FACILITIES

Buckingham                    *
Tilghman St., Chester         *        *
West Conshohocken             *        *       *               *
Ivyland                                *
Oreland                                *
Pottstown                              *
East Greenville               *
Kennett Square                         *
Coatesville                            *
Parkesburg                             *
U. S. Steel-Dolington                  *
Morrisville                            *
Cromby-Phoenixville           *
Lukens-Conshohocken           *
Corson-Plymouth Meeting       *
Planebrook                    *
Hatfield                      *
Merck-Worcester               *
Upper Providence              *
Eddystone                     *
Centerpoint                   *
Hershey Mill                  *

Claimant owns and operates a natural gas liquefaction and storage plant at West Conshohocken, Pennsylvania, having the following characteristics:

Gross Liquefaction Capacity:  6600 MCF/Day (Net 6000 MCF/Day after boiloff)
Design Sendout Capacity:      157,000 MCF/Day
LNG Tank Capacity:            1,200,000 MCF of Natural Gas

Claimant also owns and operates a propane air peak shaving facility at Chester, Pennsylvania, having the following characteristics:

Design Capacity:              25,000 MCF/Day Propane - Air
On Site LPG Capacity:         Twenty-two 90,000 gallon tanks

Claimant has contracts with Texas Eastern Transmission Corporation (TETCO), Transcontinental Gas Pipe Line Corporation (Transco), and storage services under Service Agreements and Tariffs on file with the FERC. Aggregate annual entitlements are approximately 55 million dekatherms for supply and 21.5 million dekatherms for storage.

                                                         MAXIMUM
SUPPLY                    EXPIRATION    DAILY            ANNUAL

Direct Produce            3/01          219,884dth(w)    57,101,987dth
                                        125,533dth(s)

                                        MAXIMUM
STORAGE                   EXPIRATION    DAILY            CAPACITY

CNG GSS Storage Service   3/31/06       34,663 dth       3,326,029 dth
Equitrans SS-3 Storage    3/31/02       12,495           1,306,250
Texas Eastern SS-1A       4/30/00       43,601           2,616,030
Texas Eastern SS-1B       4/30/00       10,381             726,670
Texas Eastern SS-1C       4/30/00       12,419           1,466,737
Transco GSS Storage       3/31/92*      54,508           2,794,365
Transco WSS Storage       3/31/98       43,382           3,687,492
Transco S-2 Storage       Annual        31,142           2,800,347
Panhandle Eastern         3/01/15       30,511           2,745,990
  FS Storage
Transco ESS Emin. Stor.   10/31/13      37,539             264,320

                                        MAXIMUM
TRANSPORTATION            EXPIRATION    DAILY            USE

Equitrans STS             3/31/02       12,495           to SS-3
  Storage
Texas Eastern FT-1        10/31/99      35,000           Firm
  Transport
Texas Eastern CDS         10/31/99      49,286           Firm
  Transport
Texas Eastern FTS-2       3/31/02       13,486           From SS-3
                                                           Storage
Texas Eastern FTS-7       4/30/15       24,170           From CNG GSS
                                                           Storage
Texas Eastern FTS-8       4/30/15        9,850           From CNG GSS
                                                           Storage
Transco FT                4/31/06      154,278 (Nov-Mar) Firm
Transport                              158,832 (Dec-Feb)

Panhandle Eastern         3/31/15       29,973 11/1-3/31 From FS
  EFT                                   14,043 5/1-10/31 Storage

Texas Eastern            10/31/15       29,210           From FS
  FT1                                                    Storage

Panhandle Eastern        10/31/15       29,913 (Dec-Mar) From FS
  LLFT                                  14,165 (Apr-Nov) Storage

*Initial contract term expired continuing subject to service agreement term and FERC Section 7 certification.

In addition to the pipeline services rendered under the above contracts, Claimant also purchases short-term spot supplies on a best efforts basis from various gas producers and gas marketing companies. During 1997, total natural gas throughput from all sources, including transportation of customer-owned gas delivered in the Commonwealth of Pennsylvania, was approximately 85.4 million cubic feet.

The maximum one day sendout of Claimant for calendar year 1997 occurred on January 18 and amounted to 566,504,000 cubic feet of gas.

PECO ENERGY POWER COMPANY AND SUSQUEHANNA POWER COMPANY

PECO Energy Power Company and its subsidiary, Susquehanna Power Company, own the Conowingo Hydroelectric Project, which they constructed under a federal license dated February 20, 1926, issued by the Federal Power Commission under the Federal Water Power Act of 1920. The original license expired in 1976 after its 50-year term was completed. A new license was issued August 14, 1980 and will expire September 1, 2014. This expiration date is concurrent with the license for the Claimant's Muddy Run Pumped Storage Project. The common expiration date was based on FERC's desire to provide for concurrent future relicensing of both projects since they are contiguous and are coordinated in operation.

Susquehanna Power Company owns the dam, power plant and substations which are located at Conowingo, Maryland, on the Susquehanna River about four miles above tidewater, and also owns the portion of the pool and transmission lines in Maryland. PECO Energy Power Company owns the portion of the pool and transmission lines in Pennsylvania. These properties are operated under lease by the affiliated company as described under Item 1.

The dam is of solid concrete masonry construction and is approximately 4,650 feet in length, including the powerhouse, headworks, regulating gates, gate-controlled spillway and abutments. The power station has a total rated installed generating capacity of 512,000 kilowatts consisting of seven original hydro-electric generating units each rated at 36,000 kilowatts capacity, andfour additional units installed in 1964 each rated at 65,000 kilowatts capacity. The total station capacity has been reduced to 410 MW in the summer season due to the water releases required by FERC. The reservoir extends upstream about 15 miles over land on which licensee subsidiaries of the Claimant have flowage rights.

There are two transmission substations having a total rated capacity of 610,000 KVA. One, located on the roof of Conowingo Station, has a rated capacity of 560,000 KVA and steps up the energy generated at Conowingo Station from 13,200 volts to 230,000 volts for transmission to the electric lines of the Claimant. The other is a 13,200-33,000 volt substation with a rated capacity of 50,000 KVA, from which energy is supplied to Conowingo Power Company, an affiliate of Delmarva Power and Light Company, and to the Claimant for distribution.

There are 63 circuit miles of 220,000 volt transmission lines and 29 circuit miles of 33,000 volt transmission lines. The 220,000 volt transmission lines consist of two single circuit lines supported on steel towers, of which 42 circuit miles, from the Conowingo plant to the Maryland-Pennsylvania state line, near Goat Hill, Pennsylvania, are owned by Susquehanna Power Company, and the balance of 21 circuit miles from the Maryland-Pennsylvania state line to a point at the boundary between West Nottingham and East Nottingham Townships in
Pennsylvania are owned by PECO Energy Power Company. The 33,000 volt transmission lines are owned by Susquehanna Power Company.

     3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

(A) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

                           KWH SOLD (AT RETAIL OR WHOLESALE)
ELECTRIC SALES BY    INTERCOMPANY     OTHER                   TOTAL

PECO Energy Co.       -               63,857,000,131(a)       63,857,000,131
PECO Energy
  Power Co.           -               -                       -
Susquehanna
   Power Co           -               -                       -
Susquehanna
   Electric          1,544,180,164    -                        1,544,180,164

Note: (a) - Reflects gross deliveries including 1,926,828,000 kilowatthours accounted for under the purchased and interchange power account.

GAS SALES BY                       MCF OF GAS DISTRIBUTED AT RETAIL

PECO Energy Co.               54,994,523

(B) - NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

                                                        None

(C) - NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.


                            KWH SOLD (AT RETAIL OR WHOLESALE)
ELECTRIC SALES BY     INTERCOMPANY      OTHER                  TOTAL

PECO Energy Co.       -                 30,820,369,744(a)      30,820,369,744
PECO Energy
  Power Co.           -                 -                      -
Susquehanna
   Power Co           -                 -                      -
Susquehanna
   Electric Co.       1,544,180,164     -                      1,544,180,164

Note: (a) - PECO Energy Company also had a delivery of 1,926,828,000 kilowatthours of energy to the Pennsylvania-New Jersey-Maryland Interconnection, some portion of which was sold at state lines, but the amount so sold cannot be determined. This energy is accounted for using the purchased and interchange power account.

GAS SALES BY                       MCF OF GAS DISTRIBUTED AT WHOLESALE

PECO Energy Co.                  None

(D)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR
     MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                                   KWH PURCHASED AT STATE LINE
ELECTRIC
PURCHASES BY         INTERCOMPANY        OTHER              TOTAL

PECO Energy Co.      1,544,180,164       3,000,000,000(a)*  4,544,180,164
PECO Energy
  Power Co.          -                   -                  -
Susquehanna
   Power Co.         -                   -                  -
Susquehanna
   Electric Co.      -                   -                  -

* Estimated

Note: (a) - PECO Energy Company also received 29,139,000,000 kilowatthours of energy from the Pennsylvania-New Jersey-Maryland Interconnection, a portion of which was purchased at state lines, but the amount purchased cannot be determined. This energy is accounted for using the purchased and interchange power account.

GAS PURCHASED BY                   MMCF OF GAS PURCHASED AT STATE LINE

PECO Energy Co.                 54,994,523

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

     (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

                                                        None

     (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

                                                        None

     (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

                                                        None

     (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

                                                        None

     (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

                                                        None

                                                      EXHIBITS

     Exhibit A - Consolidated statement of income and retained earnings of Claimant and its subsidiary companies for the calendar year 1997, together with a consolidated balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

     Exhibit B - Financial Data Schedule.

     Exhibit C - Not Applicable.

     *****************************************************************

                                   SIGNATURES


The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 1998.



                               PECO Energy Company
                               2301 Market Street
                             Philadelphia, PA 19103


                                                         /s/ J. Barry Mitchell
                                                        ------------------------
                                                        Vice President - Finance
                                                             and Treasurer



CORPORATE SEAL


Attest:


       /s/ K. K. Dodd
-----------------------------
     Corporate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:




            J. Barry Mitchell       Vice President - Finance and Treasurer
       ------------------------------------------------------------------
                 (Name)                         (Title)



                         PECO Energy Company 2301 Market
                   Street, PO Box 8699, Philadelphia, PA 19101
        ----------------------------------------------------------------
                                (Mailing Address)